SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY” or “IRSA”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 15, 2010 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated October 15 2010, the Company reported that on such date, it finally executed the acquisition of Parque Arauco S.A.’s direct and indirect stake in Alto Palermo S.A. (APSA). The execution occurred after the settlement of US$ 126 million, of which US$ 6 million were paid by the Company at the time the option was granted.

According to the option granted on January 13 2010, the dividends corresponding to the fiscal year closed on June 30, 2010 were deducted from the acquisition price.

In this way, IRSA’s successful relationship developed with Parque Arauco S.A., a strategic partner of excellence has reached a satisfactory conclusion, envisioning a future where we might join forces again to face new challenges.

Finally, as from October 15, 2010, IRSA holds a 94.89% stake in Alto Palermo S.A., thus increasing its leadership position in the Shopping Center Business, while consolidating its growth strategy, for the benefit of its Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: October 18, 2010